This prospectus summary highlights material information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus, as supplemented, carefully, including the "Risk Factors" section, and the information incorporated by reference herein, including the financial statements, before making a decision to invest in our common stock.

What is Rich Uncles NNN REIT, Inc.?

Rich Uncles NNN REIT, Inc., or Rich Uncles NNN REIT, is a Maryland corporation, incorporated on May 14, 2015, that intends to elect to qualify to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ended December 31, 2016. We expect to use a substantial amount of the net proceeds from this offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in single-tenant income-producing corporate properties, which are leased to creditworthy tenants under long-term net leases. Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, or shares of or interests in other REITs or real estate companies. Our external advisor, Rich Uncles NNN REIT Operator, LLC, conducts our operations and manages our portfolio of real estate and real estate-related investments. We will employ associated persons who provide investor relations services to us. All costs to us related to employing associated persons will be reimbursed by our Advisor. Our office is located at 3080 Bristol Street, Suite 550, Costa Mesa, California, 92626. Our telephone number is (885) 742-4862, and our website address is ~~www.RichUncles.com~~www.RichUncles.com.

Who is selling your shares?

We intend to sell the shares directly to investors and not through registered broker-dealers and investment advisors who are paid commissions and fees. As a result, our total up-front expenses are significantly less than those of other non-exchange listed public REITs that do pay commissions and fees and, as a consequence, we will be able to invest a significantly higher percentage of the proceeds generated from the sale of our shares into properties, compared to such other non-exchange listed public REITs.

Who is our sponsor, and, what role will it play?

Our sponsor is Rich Uncles, LLC, or Rich Uncles, which was founded by Ray Wirta and Harold Hofer for a single purpose – to make ~~direct~~ real estate investment easier and less expensive for the small investor. Typically, the sponsor of a non-exchange listed public REIT, such as our company, has an in-house dealer-manager that is responsible for marketing shares in its real estate investment trust, or REIT, to broker-dealers licensed with FINRA and investment advisers or financial planners who are licensed with the SEC or state securities administrators. The broker-dealer or financial planner usually receives 5% to 7% of his or her clients' investment in the REIT as a commission. Additionally, the dealer-manager may also receive a commission, in the 2% to 3% range. Finally, the broker-dealer or financial planner may be reimbursed for costs associated with the due diligence in an amount equal to 1% to 2% of the investment amount. When one adds up all of these commissions and reimbursements, approximately 10% of the cost of the REIT shares is spent on broker-dealer and dealer-manager costs. Rich Uncles has created an alternate distribution channel for the sale of non-exchange listed public REITs that excludes payment of commissions and expense reimbursements to advisory intermediaries. This alternate channel embraces the large scale reach of the internet, and the ease of access to and transparency of information contained over the internet. Thus, Rich Uncles believes that with this ease and transparency, Rich Uncles can deliver a real estate product to the market that has roughly 10% more of the investment amount actually being invested in real estate rather than being paid to others in the form of commissions and reimbursements. On the other hand, other non-exchange listed public REITs may charge lower performance fees than we will pay to our advisor. In many cases, non-exchange listed public REITs pay subordinated performance fees equal to 15% to 25% of the amounts by which asset sale proceeds exceed the amounts paid to purchase shares and a return of their invested capital plus a 6% cumulative, non-compounded annual return on invested capital~~, while~~. In contrast, our advisor's ~~subordinated performance fee equals (i) 40% of the annual increase in~~performance fee, or the subordinated participation fee, is a fee calculated as of December 31 of each year which is subordinated to payment to stockholders of at least a 6.5% cumulative, non-compounded return and equal to the sum of (i) 40% of the amount by which the Net Asset Value, or NAV, per share, as of December 31 exceeds the highest previous public offering price of our shares~~, subordinated to payment of~~ a ~~6.5% cumulative, non-compounded return on invested~~ to the public, adjusted to reflect any returns of capital, *plus* (ii) ~~plus~~ 40% of the amount by which ~~annual~~non-return of capital distributions to stockholders for that year exceed ~~such~~a 6.5% cumulative, non-compounded return on ~~invested~~the highest previous offering price of our shares to the public, adjusted to reflect any returns of capital.

Type of Compensation	Determination of Amount	Estimated Amount fo Maximum Offering (100,000,000 Shares)
Operating Expenses	We reimburse the expenses incurred by our advisor and its affiliates in connection with its provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs (including salaries and benefits), utilities and IT costs. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition fees or disposition fees (other than reimbursement of travel, due diligence and other costs associated with potential investments, including investments that we do not purchase, and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. Unless our directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, we will not reimburse our advisor and its affiliates for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar noncash reserves and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceed these limits as of the end of any fiscal quarter (for the 12 months then ended) the directors must within 60 days after the end of such quarter inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause our advisor, sponsor and affiliates (as applicable) to reimburse us to the extent these limitations were exceeded. Additionally, we will not reimburse our advisor, sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.	Not determinable at this time.
Independent Director Compensation	We pay each of our independent directors for attending meetings as follows: (i) 500 shares for each board meeting attended; and (ii) 500 shares for each committee meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.	Not determinable at this time.
Disposition Fee	For substantial assistance in connection with the sale of properties, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor's preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by our advisor in connection with a sale. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time
Subordinated Participation Fee	The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of at least a 6.5% cumulative, non-compounded return on the highest previous offering price to the public for our shares, after adjustment to reflect all return of capital distributions (such highest previous offering price the "Highest Prior NAV per share", and such return the "Preferred Return"). The subordinated participation fee is only due to the	Not determinable at this time.

advisor if the Preferred Return is achieved and is equal to the sum of:

(i) 40% of the product of (a) the difference of (x) the Preliminary NAV per share (as defined in *Calculation of Our NAV Per Share*, below), *minus* (y) the Highest Prior NAV per share, *multiplied by* (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, *plus*

(ii) 40% of the product of: (i) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, calculated on a monthly basis, exceed the Preferred Return (the "Excess Return"), *multiplied by* (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The Preferred Return is measured by all distributions to shareholders, except for the distribution of sale or financing proceeds which would act to reduce the shareholders' investment basis, which are referred to herein as "return of capital" distributions.

~~We will pay our advisor 40% of the annual increase in NAV per share, if any, multiplied by the number of outstanding shares as of each December 31, starting with December 31, 2016. NAV per share will initially be $10.00, the offering price per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by our directors, including a majority of our independent directors.~~

~~The subordinated participation fee will be subordinated to payment to stockholders (from operating cash flow and deferred advisor and sponsor fees) of an annual 6.5% cumulative, non-compounded return. In addition, if our distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds such annual 6.5% cumulative, non-compounded return, then we will pay our advisor 40% of the amount by which our distributions to stockholders exceeds such annual 6.5% cumulative, non-compounded return.~~

~~The subordinated participation fee is paid annually, if it is due, with the initial NAV per share being set at the $10.00 per share offering price in this offer. The subordinated participation fee will paid by January 31 of the subsequent year and will be paid in the form of our shares at the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.~~

The advisor is eligible to receive the first payment of the subordinated participation in January 2017, based on the increase in NAV, if any, from the initial $10.00 per share to the NAV per share as of December 31, 2016, determined by our directors, including a majority of our independent directors.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)
	Liquidation Stage	
Disposition Fee	For substantial assistance in connection with the sale of properties, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor's preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by our advisor in connection with a sale. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.
Liquidation Fee	We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 40% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any,, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs. We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 40% of the increase in the resultant value per share as compared to the highest previously calculated NAV per share, if any, reduced by any prior return of capital, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of an annual 6.5% cumulative, non-compounded return on their invested capital from all sources including operating cash flow.	Not determinable at this time.

Will you use leverage?

Yes. We expect that our debt financing and other liabilities will be approximately 50% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). This is our target leverage, and we intend to limit our leverage to 50% of the cost of acquiring our tangible assets (before deducting depreciation or other non-cash reserves). This is an overall target. Our borrowings on one or more individual properties may exceed 50% of their individual cost, so long as our overall leverage does not exceed 50%. We may exceed the 50% limit if a majority of the conflicts committee approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Except with respect to the 50% borrowing limit referenced above, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)
Operating Expenses (3)	We reimburse the expenses incurred by our advisor and its affiliates in connection with its provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs (including salaries and benefits), utilities and IT costs. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition fees or disposition fees (other than reimbursement of travel, due diligence and other costs associated with potential investments, including investments that we do not purchase, and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. Unless our directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, we will not reimburse our advisor and its affiliates for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar noncash reserves and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceed these limits as of the end of any fiscal quarter (for the 12 months then ended) the directors must within 60 days after the end of such quarter inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause our advisor, sponsor and affiliates (as applicable) to reimburse us to the extent these limitations were exceeded. Additionally, we will not reimburse our advisor, sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.	Not determinable at this time.
Independent Director Compensation	We pay each of our independent directors for attending meetings as follows: (i) 500 shares for each board meeting attended; and (ii) 500 shares for each committee meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.	Not determinable at this time.
Disposition Fee (2)	For substantial assistance in connection with the sale of properties or other investments, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property or other investment sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor's preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by our advisor in connection with a sale. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time
Subordinated Participation Fee (2)	The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of the Preferred Return. The subordinated participation fee is only due to the advisor if the Preferred Return is achieved and is equal to the sum of: (i) 40% of the product of (a) the difference of (x) the Preliminary NAV, *minus* (y) the Highest Prior NAV per share, *multiplied by* (b) the number of shares	Not determinable at this time.

44

outstanding as of December 31 of the relevant annual period, *plus*

(ii) 40% of the product of: (i) the Excess Return, *multiplied by* (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

~~We will pay our advisor 40% of the annual increase in NAV per share, if any, multiplied by the number of outstanding shares as of each December 31, starting with December 31, 2016. NAV per share will initially be $10.00, the offering price per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by the board of directors, including a majority of the independent directors.~~

~~The subordinated participation fee will be subordinated to payment to stockholders (from operating cash flow and deferred advisor and sponsor fees) of an annual 6.5% cumulative, non-compounded return. In addition, if our distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds such annual 6.5% cumulative, non-compounded return, then we will pay our advisor 40% of the amount by which our distributions to stockholders exceeds such annual 6.5% cumulative, non-compounded return.~~

~~The subordinated participation fee is paid annually, if it is due, with the initial NAV per share being set at the $10.00 per share offering price in this offer. The subordinated participation fee will paid by January 31 of the subsequent year and will be paid in the form of our shares at the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.~~

The advisor is eligible to receive the first payment of the subordinated participation in January 2017, based on the increase in NAV, if any, from the initial $10.00 per share to the NAV per share as of December 31, 2016, determined by our directors, including a majority of our independent directors.

Type of Compensation	Determination of Amount Liquidation Stage	Estimated Amount for Maximum Offering(100,000,000 Shares)
Disposition Fee (2)	For substantial assistance in connection with the sale of properties or other investments, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property or other investment sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor's preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by our advisor in connection with a sale. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.	Not determinable at this time.
Liquidation Fee (2)	We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 40% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any,, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs

~~We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 40% of the increase in the resultant value per share as compared to the highest previously calculated NAV per share, if any, reduced by any prior return of capital, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of an annual 6.5% cumulative, non-compounded return on their invested capital from all sources including operating cash flow, reduced by any prior return of capital.~~ | Not determinable at this time. |

(1) Our sponsor is paying organizational and offering expenses and will be reimbursed by us from offering proceeds up to a maximum of 3% of offering proceeds received. Through March 17, 2016, our sponsor had incurred actual expenses on our behalf of $322,437.

(2) Several of the fees we pay our advisor are a percentage of the purchase price or value of an investment, and these fees will be greater to the extent we fund acquisitions through the incurrence of debt which, along with our other liabilities, we expect to represent 50% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves.

(3) Total operating expenses means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, registration and other fees; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) reasonable incentive fees based on increases in NAV per share, and (vi) acquisition fees, acquisition expenses (including expenses relating to potential investments that we do not close), disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property.

Valuation of Our Commercial Real Estate Related Liabilities

Our valuation firm will estimate the values of our commercial real estate-related liabilities, such as loans where we are the borrower, by using industry accepted methodologies specific to each type of liability. Typically, mortgage loans collateralized by our real estate will be valued by comparing the differences between the contractual loan terms and current market loan terms. This comparison would generally involve the present value of the remaining contractual payments and maturity amount at a market based interest rate. The market interest rate would reflect the risks associated with the loan, such as loan-to-value ratio, remaining loan term, the quality of the underlying collateral or other security, and credit risk, among other factors. Various sources could be used to estimate market terms for a specific loan, including published materials and market information gathered by other valuation experts.

Commercial real estate-related liabilities, such as loans, will initially be carried at cost (loan proceeds less all related costs and expenses, such as legal fees and closing costs) until the loan has been outstanding for one full calendar year following the year we enter into the loan. Thereafter, the valuation firm will estimate the value of these liabilities each year, and we will amortize the related loan costs over the remaining loan term. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Calculation of Our NAV Per Share

Our directors, including a majority of the independent directors, will use a process to calculate our annual NAV that reflects (1) annually estimated values of each of our commercial real estate assets and related liabilities, as they may be updated upon certain material events described above, (2) the price of liquid assets as of the last business day of each year, (3) accrued stockholder distributions, and (4) estimated accruals, on a net basis, of our operating revenues, expenses, debt service costs and fees.

Our valuation firm will report to the directors on the value of our commercial real estate assets and liabilities as of the last business day of the calendar year by beginning with the most recent estimated market values of our Operating Partnership's commercial real estate assets and related liabilities in accordance with valuation guidelines approved by our board of directors. Our valuation firm will then subtract from the net value of the Operating Partnership's real estate and liabilities any other partnership liabilities, including the advisor's estimates of accrued fees and expenses attributable to the offering, accrued operating fees and expenses and accrued distributions.

The estimates of the values of our real estate and real estate related assets and liabilities will be reviewed by our advisor for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions. Our valuation firm may consider any comments received from the advisor to its individual appraisal reports, but the final estimated values of our commercial real estate assets and related liabilities shall be determined by our directors, including a majority of the independent directors.

Once our directors have received the valuation firm's report, they have discretion to adjust the estimated value of either the assets or the liabilities associated with those assets based on their independent judgment of property values or economic conditions of individual properties, local conditions or general economic conditions.

Our directors will then add any other assets held by the REIT, which should be limited to cash and cash equivalents, and subtract an estimate of any accrued liabilities of the REIT to the extent such liabilities are not reimbursable by the Operating Partnership, which should be limited to accrued fees and reimbursements due to our advisor and sponsor, including any fees and expenses for which the advisor or sponsor have elected deferred payment, accrued distributions and certain legal, accounting and administrative costs. TheWe refer to the result of this calculation as the "Preliminary NAV", which will determine whether any subordinated participation fee is due to the advisor and, if so, the amount of the subordinated participation fee. If a subordinated participation fee is due to the advisor, it will be deducted from the prior calculation and the result will be our NAV as of the end of the calendar year.

Our NAV per share will be determined by dividing our NAV at the end of each calendar year by the number of shares of our common stock outstanding as of the end of the last day of our calendar year, prior to giving effect to any share purchases or redemptions to be effected by the third business day of the subsequent year. We will disclose on an annual basis in a prospectus supplement filed with the SEC, the primary components of our NAV.

We will use the NAV per share for several purposes, including:

- Determining the price per share at which we will sell shares to investors;
- Determining the price per share at which the repurchase program may repurchase shares; and
- Determining the price per share at which distributions are reinvested pursuant to our distribution reinvestment plan.

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments, or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate assets and, as with any real estate valuation protocol, the conclusions reached by our independent valuation firm will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate investments. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

In addition, on any given day, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. Between valuations, our advisor will monitor our real estate investments and may recommend revisions to NAV to our directors as described in *Valuation of Commercial Real Estate Properties, above.* Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information that is readily available at that time. Any potential disparity in our NAV from this estimate or from the determination by our directors, including a majority of our independent director, that no adjustment is necessary may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

Calculation of Subordinated Participation Fee

~~The~~As described in *Compensation, above, the* advisor is entitled to receive a subordinated participation fee in each year in which ~~distributions to stockholders meet or exceed a cumulative, non-compounded 6.5% return on the purchase price of their shares. For each such year, the sponsor will be entitled to a subordinated participation fee of (i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, *and* (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares.~~the Preferred Return is achieved, and is equal to:

(i)   40% of the product of (a) the difference of (x) the Preliminary NAV, *minus* (y) the Highest Prior NAV per share, *multiplied by* (b) the number of shares outstanding as of December 31 of the relevant annual period, *plus*

(ii   40% of the product of: (i) the Excess Return, *multiplied by* (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The subordinated participation fee is paid annually, if it is due, with the initial Highest Prior NAV per share ~~will initially be $10.00, the~~being set at the $10.00 per share offering price ~~per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by our independent directors.~~in this offer. The subordinated participation fee will be paid by January 31 of the subsequent year and will be paid~~, if it is due,~~ in the form of our shares at ~~the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation fee, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.~~ a price equal to the NAV per share as of December 31 of the prior year (*i.e.,* after deduction of the subordinated participation fee from Preliminary NAV). Accordingly, the advisor is eligible to receive the first payment of the subordinated participation fee in January 2017, if the conditions precedent for payment of the fee are satisfied.

The advisor and the sponsor, at their sole election, may defer reimbursements and fees otherwise due to them. A deferral of any fees or reimbursements owed to the advisor or sponsor ~~will have the effect of increasing cash flow from operations for the relevant period and~~may increase the cash available to make distributions to our stockholders. Because payment of the ~~6.5% cumulative, non-compounded return~~Preferred Return is a condition that must be satisfied before the advisor can receive the subordinated participation fee, deferral by the advisor or sponsor of any fees or reimbursements owed to them may result in the subordinated participation fee being paid to the advisor at a time when the subordinated participation would otherwise not be paid, if the deferral results in us having enough cash available to pay the ~~full amount of the 6.5% cumulative, non-compounded return~~Preferred Return. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period.

Once our directors have received the valuation firm's report, they have discretion to adjust the estimated value of either the assets or the liabilities associated with those assets based on their independent judgment of property values or economic conditions of individual properties, local conditions or general economic conditions.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor and its affiliates, some of whom serve as our executive officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

Our Affiliates' Interests in Other Rich Uncles-sponsored Programs and Rich Uncles-advised Investors

General

All of our executive officers, our affiliated directors and other key real estate professionals at our advisor are also: officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our sponsor and our advisor and/or other Rich Uncles-affiliated investment advisors of other Rich Uncles-sponsored programs or are the advisors of Rich Uncles-advised investors; and executive officers, affiliated directors and/or key professionals of Rich Uncles I, which is also a public non-traded REITs advised by Rich Uncles. Through affiliates of our advisor, key real estate and debt finance professionals at our advisor also serve as investment advisors to Rich Uncles-advised investors. These individuals have legal and financial obligations with respect to those Rich Uncles-sponsored programs and Rich Uncles-advised investors that are similar to their obligations to us. In the future, these individuals and other affiliates of our advisor may organize other Rich Uncles-sponsored programs, serve as the investment advisor to other Rich Uncles-advised investors and acquire for their own account real estate investments that may be suitable for us. All of these Rich Uncles-sponsored programs have investment objectives that are similar to ours. Conflicts of interest may arise between us and the programs that have not yet been liquidated, between us and future programs and between us and the Rich Uncles-advised investors.

Allocation of Investment Opportunities

We rely on our advisor and the real estate professionals of our advisor to identify suitable investments. Rich Uncles I is also advised by our sponsor and relies on many of these same professionals. As such, other Rich Uncles-sponsored programs and Rich Uncles-advised investors that are seeking investment opportunities as of the date of this prospectus all rely on many of the same professionals, as will future Rich Uncles-sponsored programs and Rich Uncles-advised investors. Many investment opportunities that are suitable for us may also be suitable for other Rich Uncles-sponsored programs and Rich Uncles-advised investors.

Our acquisition stage will overlap to some extent with Rich Uncles I and possibly future Rich Uncles-sponsored programs and Rich Uncles-advised investors.

When the Rich Uncles real estate professionals direct an investment opportunity to any Rich Uncles-sponsored program or Rich Uncles-advised investor, they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. As a result, these Rich Uncles real estate professionals could direct attractive investment opportunities to other entities or investors. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless our advisor has recommended the investment to us. *See Conflicts of Interests – Certain Conflict Resolution Measures, page ~~50.~~60.*